NB Merger Corp.

Room 801, Building C

SOHO Square, No. 88

Zhongshan East 2nd Road, Huangpu District

Shanghai, 200002, China

February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Charles Eastman

Re:	NB Merger Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed February 4, 2021
File No. 333-251559

Dear Mr. Eastman:

NB Merger Corp. (the “Company,” “we,” “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 4, 2021, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4, File No. 333-251559 (the “Registration Statement”), previously filed with the Commission on February 4, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 3 to Registration Statement on Form S-4 (the “Amendment No. 3”) which is being filed with the Commission on EDGAR concurrently with the submission of this letter.

Amendment No. 2 to Form S-4 filed February 4, 2021

Exhibits

1.	Please file Exhibit 99.1.

Response:	Exhibit 99.1 is being filed with the Amendment No. 3.

General

2.	We note your response to prior comment 1. We continue to believe that the form of your intended transaction regarding the PIPE Investment, and the related offer and sale to those investors in connection with the transactions you seek to register here, appears to be inconsistent with Section 5. Please revise your disclosure accordingly. Please note we would not object to the filing of a registration statement covering the resale of the securities to be issued to the PIPE investors.

Response:	The securities being issued to the PIPE investors have been removed from the Registration Statement.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, Giovanni Caruso, Esq., at gcaruso@loeb.com or by telephone at (212) 407-4866.

Very truly yours,

/s/ Wenhui Xiong
Wenhui Xiong Chief Financial Officer